July 30, 2025

Christopher Jones
Chief Executive Officer
TruGolf Holdings, Inc.
60 North 1400 West
Centerville, UT 84014

       Re: TruGolf Holdings, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed on July 18, 2025
           File No. 333-288219
Dear Christopher Jones:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 2, 2025 letter.

Amendment No. 1 to Form S-1
General

1. Your response to prior comment 1 asserts that the selling stockholders were at market risk when they acquired the warrants issued on April 22, 2025, but does not provide the analysis requested as to whether it is appropriate to register the resale of common stock at this time; accordingly, we reissue the comment. Your analysis should explain whether and how the specific provisions of the warrants and preferred stock (i.e., their respective pricing mechanisms, including market and other adjustments, and terms, conditions, and timing of exercise/conversion) are consistent with the
Commission   s
       guidance set forth in Question 139.11 of the Securities Act Sections Compliance and
       Disclosure Interpretations. Clarify whether a portion of the preferred stock has now been issued (as your Form 8-K filed on July 22, 2025, appears to indicate), and
 July 30, 2025
Page 2

       consider whether there is completed sale for the remaining, unissued preferred stock.
       Separately consider whether the selling stockholders are at market risk with respect to the underlying common stock.
2. We note your response to prior comment 2. Please update your disclosure to reflect the note exchange and other developments reported in your Form 8-K filed on July
       22, 2025. Without limitation, clearly indicate the number of Series A preferred stock that are issued and outstanding, and clarify how these relate to the common stock being registered for resale. Include revisions as appropriate to the use of proceeds and selling securityholders sections, and the legal opinion filed as Exhibit
5.1 (noting this
       refers to the Series A preferred stock as "issuable").
Description of our Securities
Preferred Stock
Series A Convertible Preferred Stock
Conversion Rights, page 63

3.     We note your response to prior comment 4. Please further revise this subsection
       to address the following:
           Include the current conversion price of $6.31 in the same paragraph as the initial fixed conversion price of $50.00.
           Disclose how the conversion price was adjusted from $50.00 to $6.31, clearly explaining your calculation and any Reset Price adjustment; revise accordingly disclosure that "Due to the reverse split, we completed on June 23, 2025, the
           Conversion Price was adjusted to $6.31."
           Quantify the number of shares issuable upon conversion at the fixed conversion price (i.e., in addition to the floor price), explaining your calculation.
           Define capitalized terms used, such as    Conversion Amount    and
 Alternative
           Conversion Floor Amount,    and explain whether and how these affect
shares
           issuable upon conversion, quantifying relevant amounts.
           With a view to disclosure, tell us how you calculated the maximum number of
           500 issuable shares, clearly explaining the treatment of dividends and any assumptions used.
           Refer to disclosure on page 58 that    the conversion price and the
floor price of the
           Series A Preferred Stock may be adjusted;    revise disclosure in
this section
           to explain such adjustments and quantify the maximum common stock that could be issued as a result. Add related risk factor disclosure as appropriate.
Warrants Issued in April 2025 Exchange, page 65

4. We note your response to prior comment 3 and reissue it in part. Please revise to provide a complete description of the primary overlying warrants. Your disclosure should summarize the principal provisions of the warrant filed as
Exhibit 10.14 with a
       level of detail analogous to that for the Series A preferred stock. Additionally clarify disclosure that appear to indicate your warrants expired on April 22, 2025, and update to clearly disclose the current expiration date in light of your Form 8-K filed on July
       22, 2025.
 July 30, 2025
Page 3

       Please contact Sarah Sidwell at 202-551-4733 or Jennifer Angelini at 202-551-3047
with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:   Cavas Pavri